Filed by Indevus Pharmaceuticals, Inc. pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company: Valera Pharmaceuticals, Inc.

Commission File No.: 000-51768

Contact:

For Indevus:	For Valera:

Michael W. Rogers	Stuart Z. Levine, Ph.D.
Executive Vice President and CFO	Director, Investor Relations
781-861-8444	609-235-3202

Brooke D. Wagner

VP, Corporate Communications

781-402-3410

INDEVUS AND VALERA ANNOUNCE MERGER EXCHANGE RATIO

Lexington, Mass. and Cranbury, N.J., April 12, 2007 — Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV) and Valera Pharmaceuticals, Inc. (NASDAQ: VLRX) announced today that the exchange ratio for the stock portion of the consideration to be paid by Indevus in the proposed merger between Valera and a wholly owned subsidiary of Indevus will be 1.1337 shares of Indevus common stock for each share of Valera common stock. In addition, Valera stockholders will receive three contingent stock rights for each of their shares of Valera common stock. The contingent stock rights will become convertible into $1.00, $1.00 and $1.50, respectively, worth of Indevus common stock upon the achievement of particular milestones with respect to three Valera product candidates in development.

The exchange ratio was calculated by dividing $7.75 by $6.836, the volume weighted average of the closing prices of Indevus common stock, as reported by The Nasdaq Global Market during the 25 trading days ending April 10, 2007 (the fifth trading day prior to the date of the special meeting of Valera stockholders to approve the merger).

Each company will hold a special meeting of its stockholders on April 17, 2007 to approve matters relating to the proposed merger. The companies expect the merger to close promptly after the completion of the meetings, provided that all other conditions to the merger are satisfied.

About Indevus

Indevus is a specialty pharmaceutical company engaged in the acquisition, development and commercialization of products to treat conditions in urology and endocrinology. The Company’s marketed products include SANCTURA® for overactive bladder, which it co-promotes with its partner Esprit Pharma, Inc. and DELATESTRYL® to treat male hypogonadism. The compounds in development include SANCTURA XR™, the once-daily formulation of SANCTURA, NEBIDO® for male hypogonadism, PRO 2000 for the prevention of infection by HIV and other sexually-transmitted pathogens, pagoclone for stuttering, and aminocandin for serious fungal infections, for which the Company recently licensed worldwide rights to Novexel S.A. On December 12, 2006, the Company announced that it had entered into a definitive agreement under which the Company will acquire Valera Pharmaceuticals, Inc.

About Valera Pharmaceuticals

Valera is a specialty pharmaceutical company focused on developing, acquiring, and commercializing products to treat urology and endocrinology diseases and disorders. Utilizing its innovative Hydron technology, Valera is developing soft, compact and flexible hydrogel-based implants which can be designed to release therapeutic agents at a controlled rate for up to twelve months. VANTAS®, a patent protected once-per-year implant currently marketed by Valera for the palliative treatment of advanced prostate cancer, employs this drug delivery technology. A second product, SUPPRELIN®-LA is a twelve-month implant currently under review by the FDA for the treatment of central precocious puberty. Additional information about Valera Pharmaceuticals is available at: http://www.valerapharma.com.

Forward-Looking Statements

Except for the descriptions of historical facts contained herein, this press release contains forward-looking statements that involve risks and uncertainties that could cause the Company’s actual results and financial condition to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties are set forth in the Company’s filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 under “Risk Factors” and elsewhere, and include, but are not limited to: dependence on the success of SANCTURA®, SANCTURA XR™ and NEBIDO®; the early state of products under development; uncertainties relating to clinical trials, regulatory approval and commercialization of our products, particularly SANCTURA XR and NEBIDO; risks associated with contractual agreements, particularly for the manufacture and co-promotion of SANCTURA and SANCTURA XR and the manufacture of NEBIDO; dependence on third parties for manufacturing, marketing, and clinical trials; competition; need for additional funds and corporate partners, including for the development of our products; failure to acquire and develop additional product candidates; history of operating losses and expectation of future losses; product liability and insurance uncertainties; risks relating to the Redux-related litigation; the ability to obtain the requisite Indevus and Valera stockholder approvals as well as complete the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; market acceptance for the transaction and approved products; risks of regulatory review and clinical trials; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; reliance on intellectual property and having limited patents and proprietary rights; dependence on market exclusivity, valuation of our Common Stock; risks related to repayment of debts; risks related to increased leverage; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations and other risks. Indevus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Merger Information and Where to Find It

In connection with the merger between Indevus and Valera, Indevus filed a registration statement on Form S-4 with the SEC, containing a joint proxy statement/prospectus and other relevant materials. Such joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. This final joint proxy statement/prospectus was mailed on or about March 14, 2007 to the stockholders of Indevus and Valera. INVESTORS AND SECURITY HOLDERS OF INDEVUS AND VALERA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INDEVUS, VALERA AND THE MERGER. The registration statement and joint proxy statement/prospectus and other relevant materials including supplements and amendments (when they become available), and any other documents filed by Indevus or Valera with the SEC, may be obtained free of charge at the SEC’s web site at: http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Indevus by directing a request to: Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, MA 02421-7966, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Valera by contacting Valera Pharmaceuticals, Inc., 7 Clarke Drive, Cranbury, NJ 08512, Attn: Investor Relations.

Participants in the Merger Solicitation

Indevus, Valera and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Indevus and Valera in favor of the merger. Information about the executive offers and directors of Indevus and their ownership of Indevus common stock is set forth in Indevus’ Annual Report on Form 10-K for the year ended September 30, 2006, which was filed with the SEC on December 7, 2006, as amended by the Annual Repot on Form 10-K/A filed with the SEC on January 26, 2007, and the joint proxy statement/prospectus for Indevus’ 2007 Annual and Special Meeting of Stockholders, which was filed with the SEC on March 13, 2007. Information regarding Valera’s director and executive officers and their ownership of Valera common stock is set forth in Valera’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on February 22, 2007, and the joint proxy statement/prospectus for Valera’s 2007 Special Meeting of Stockholders, which was filed with the SEC on March 13, 2007.

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